EXHIBIT 23

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Walker & Dunlop, Inc.:

We consent to the incorporation by reference in the registration statements (Nos. 333-178878 and 333-184297) on Form S-3 and (Nos. 333-171205, 333-183635, 333-188533, and 333-204722) on Form S-8 of Walker & Dunlop, Inc. of our report dated February 23, 2018, with respect to the consolidated balance sheets of Walker & Dunlop Inc. and subsidiaries as of December 31, 2017 and 2016, and the related consolidated statements of income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2017, and the related notes (collectively, the “consolidated financial statements”), and the effectiveness of internal control over financial reporting as of December 31, 2017 which report appears in the December 31, 2017 Annual Report on Form 10-K of Walker & Dunlop, Inc.

/s/ KPMG LLP

McLean, Virginia
February 23, 2018